AFL-CIO Housing Investment Trust
Highlights – 3rd Quarter 2009

The AFL-CIO Housing Investment Trust (HIT) has provided strong absolute returns and returns relative to its benchmark, the Barclays Capital Aggregate Bond Index (Barclays Aggregate), for the year-to-date period by adhering to its prudent portfolio strategy and risk management objectives. The HIT outperformed its benchmark for the first nine months of 2009 by 83 basis points (bps) on a gross basis and 48 bps on a net basis.  This was despite this year’s record performance of corporate bonds, which are included in the benchmark but not held by the HIT. The HIT’s strong performance was aided by significant spread tightening in the government/agency multifamily mortgage-backed securities (MBS) that are the HIT’s focus.  As of September 30, 2009, the HIT outperformed the Barclays Aggregate for the 3-, 5-, and 10-year return periods as shown below.

Performance for periods ended September 30, 2009
(Returns for periods exceeding one year are annualized)

	Quarter	YTD	1 Year	3 Year	5 Year	10 Year
HIT Total Gross Rate of Return	2.76%	6.54%	10.52%	6.94%	5.66%	6.93%
HIT Total Net Rate of Return	2.65%	6.20%	10.04%	6.50%	5.23%	6.52%
Barclays Capital Aggregate Bond Index	3.74%	5.72%	10.56%	6.41%	5.13%	6.30%

The performance data quoted represents past performance and is no guarantee of future results.  Investment results and principal value will fluctuate so that units in the HIT, when redeemed, may be worth more or less than their original cost.  The HIT's current performance may be lower or higher than the performance quoted.  Performance data current to the most recent month-end can be viewed by following this link. Gross performance figures do not reflect the deduction of HIT expenses.  Net performance figures reflect the deduction of HIT expenses and are the performance figures investors experience in the HIT.  Information about HIT expenses can be found on page 6 of the HIT’s current prospectus.

While the year began with the credit and equity markets performing poorly due to fears of systemic market failure, optimism began to grow in March, and equities and credit markets experienced a tremendous recovery.  However, the fundamentals and outlook for the economy remain weak as unemployment continues to rise. Housing and commercial real estate conditions are soft and will continue to be a drag on the economy. Ten-year Treasury yields rose significantly during the second quarter and fell slightly by the end of September. In contrast, the short end of the yield curve has risen far less.  The Federal Reserve has not indicated any intention of raising short-term interest rates in the foreseeable future, which is resulting in a historically steep yield curve.  The HIT has managed the portfolio’s duration to be slightly short relative to its benchmark, making it marginally less sensitive to rising interest rates. If rates fall because of continued economic weakness, it is likely that the HIT’s higher credit quality assets will outperform lower credit quality assets.

The HIT expects the Federal Housing Administration to increase its issuance of multifamily MBS to help fill the void left by the private sector’s withdrawal from the multifamily mortgage market.  This increased FHA role would favorably affect the HIT’s opportunities to invest in these securities in the next several years.  FHA-insured construction-related MBS offer significant yield spreads, positive convexity, and credit protection, which will benefit the HIT portfolio.  The HIT intends to work with its housing development network in major markets to structure and source transactions using FHA programs.  Therefore, the portfolio yield relative to the benchmark should increase in the next year.  The HIT will continue to manage the portfolio to have higher credit quality and income relative to the benchmark while maintaining duration neutrality.

Positive contributions to the HIT’s performance during the third quarter included:

•
Strong performance of the agency multifamily mortgage-backed securities (MBS) in the HIT portfolio as spreads tightened versus swaps.  Project loans and DUS spreads rallied during the quarter on strong interest from market players.  Project loan spreads tightened by approximately 63 bps for construction/permanent project loans and 35 bps for permanent project loans, relative to swaps during the quarter, while DUS spreads tightened by 13 to 28 bps, depending on structure.

•	The HIT’s ongoing yield advantage over the index.

•
The portfolio’s structural overweight to spread product.  This overweight contributed positively to relative performance as swap spreads tightened across the entire surface during the quarter.  Ten-year swap spreads tightened by 9.5 bps over the quarter, while two-year maturities tightened by 8.25 bps.

Negative contributions to the HIT’s performance included:

•
The strong performance of corporate bonds.  Corporate bonds were among the best performing sectors in the Barclays Aggregate, posting excess returns of 556 bps for the quarter, second only to commercial mortgage-backed securities (CMBS).  The HIT’s agency CMBS lagged the performance of private-label CMBS, which posted 1090 bps of excess return for the quarter, driven by the rise in equity markets and technical demand related to the Treasury Department’s Public-Private Investment Program.  Agency CMBS spreads to swaps were nearly unchanged for the quarter.

•
The HIT’s underweight to the lowest credit quality sector (i.e. BBB-rated) of the investment grade universe, whose “excess returns” were the lowest among the four credit ratings buckets (AAA, AA, A and BBB) of the Barclays Aggregate.  Those returns were +108, +343, +525, and +661 bps, respectively.  The HIT has an overweight with respect to the benchmark in high credit quality investments.  Over 97% percent of the HIT portfolio is AAA-rated or carries a guarantee from the government or a government-sponsored enterprise.

•
Its slightly short relative duration versus the benchmark. Although the HIT portfolio was effectively duration-neutral versus the benchmark over the quarter (3.99 versus 4.21 at September 30), being slightly short had a marginally negative effect on relative performance as interest rates fell across the yield curve.  Two-year yields dropped by 16 bps while 10-year rates fell by a greater amount, 23 bps.

Second Quarter Bond Sector Performance

Sector	Absolute Performance	Excess Return (bps)	Modified Adjusted Duration
US Treasuries	+2.10%	+0.0	5.27
Agencies	+2.02%	+58	3.34
RMBS	+2.31%	+112	3.08
Corporates	+8.12%	+556	6.43
CMBS	+12.70%	+1090	4.02
ABS	+6.30%	+497	3.19
Source: Bloomberg L.P.

Change in Treasury Yields
Maturity	6/30/09	9/30/09	Change
3-Month	0.18	0.11	-0.07
6-Month	0.34	0.17	-0.17
1-Year	0.48	0.38	-0.10
2Year	1.11	0.95	-0.16
3-Year	1.62	1.42	-0.20
5-Year	2.56	2.31	-0.25
7-Year	3.21	2.94	-0.27
10-Year	3.53	3.30	-0.23
30-Year	4.33	4.05	-0.28

Source: Bloomberg L.P.

Investors should consider the HIT's investment objectives, risks, and charges and expenses carefully before investing.  This and other information is contained in the HIT's prospectus. To obtain a prospectus, call the HIT at 202-331-8055 or visit www.aflcio-hit.com. The prospectus should be read carefully before investing. The Barclays Capital Aggregate Bond Index is an unmanaged index.  It is not available for direct investment; its returns would be lower if they reflected the expenses associated with active management of an actual portfolio.

This document contains forecasts, estimates, opinions and other information that is subjective. Statements concerning economic, financial or market trends are based on current conditions, which will fluctuate. There is no guarantee that such statements will be applicable under all market conditions, especially during periods of downturn. It should not be considered as investment advice or a recommendation of any kind.